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RESIDENT PARTNERS

Lee Edwards

Ling Huang

Alan D. Seem

Admitted in New York

October 12, 2011

VIA EDGAR

Ms. Kathleen Collins, Accounting Branch Chief

Ms. Megan Akst

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	SINA Corporation
Form 20-F for the Fiscal Year ended December 31, 2010
Filed May 31, 2011
File No. 000-30698

Dear Ms. Collins:

This letter is in response to your letter dated September 13, 2011, which sets forth the Staff’s comments regarding the Annual Report on Form 20-F for the fiscal year ended December 31, 2010 (the “Form 20-F”) of SINA Corporation (the “Company” or “SINA”).

Please note that the Staff’s comments are in bold, with the numbers corresponding to those set forth in your letter, followed by SINA’s response.

Item 3D.  Risk Factors

“Our business may be adversely affected if we cannot obtain an online payment service license,” page 18

1.                                      We note your discussion beginning on page 18 with regards to obtaining an online payment service license as specified by the Peoples Bank of China, which may require you to obtain a license by September 1, 2011 in order for the company to continue providing monetary transfer services.  Please tell us the status of your license application.  To the extent that you believe you will be unable to obtain the license by the required deadline, tell us what impact that may have on your financial condition, results of operations or cash flows and how you considered disclosing such information to your investors.

SINA respectfully advises the Staff that it is currently in the process of applying for an online payment service license as required by the People’s Bank of China (the “PBOC”) for certain activities involving the payment for products and services provided by third parties.

SINA notes that the business areas for which such license is required, including e-commerce, online games, eReading and other examples in which there is a purchase

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and sale of third-party applications or other goods and services, represented 1% of SINA’s overall revenues in 2010.  Nearly all of the payment transactions handled over SINA’s websites relate to the sale of SINA’s own services, which does not require such license.  Based on discussions with the PBOC, SINA currently expects to receive such license before the end of 2011 or in early 2012 and does not believe that it will incur a fine or other penalty for not currently holding such license during the application period.

Furthermore, if for whatever reason SINA fails to obtain such license, it may also engage a licensed third-party payment solutions provider to provide such payment services for its customers, with only minor impact on its gross margins.  Therefore, SINA believes that any failure to obtain the online payment service license will not have a material adverse effect on SINA’s financial condition, results of operations or cash flows.

SINA will disclose the application status of the online payment service license and, if it fails to obtain the license, any material impact that may have on SINA’s financial condition, results of operations or cash flows, in future filings.

Item 5. Operating and Financial Review and Prospects

Critical Accounting Policies, Judgments and Estimates, page 50

2.                                      Given your risk factor disclosures regarding the risks and uncertainties of doing business through VIE contractual arrangements along with the various factors considered when consolidating such entities, tell us your consideration to include a discussion of your consolidation policy in your critical accounting policy disclosures.

SINA respectfully submits that based on its experience with the VIE structure since prior to its initial public offering over 11 years ago, SINA considers the consolidation of its VIEs to be clearly required by ASC 810-10, in view of the specific terms of the agreements governing the VIEs, which provide SINA’s wholly owned subsidiaries in China with the right and power to control all aspects of the VIEs’ businesses and to be subject/entitled to 100% of the risks and rewards of its VIEs.  SINA did not include the consolidation of its VIEs in the critical accounting disclosures because, although there was a small amount of judgment required in making the decision, the judgment was easy to make and the requirement to consolidate was clear-cut, as there is little uncertainty in applying the factors to be considered under ASC 810-10 to the circumstances of SINA’s VIE agreements.

SINA believes that, from the perspective of critical accounting policies, the possibilities are remote that any oversight or regulatory bodies in the PRC would (i) question the enforceability of SINA’s VIE agreements in any way, and in particular with regard to SINA’s ability to control the VIEs and its being subject/entitled to 100% of the risks and rewards of its VIEs, or (ii) by extension, prohibit the VIEs from operating in the businesses for which they are licensed to operate.  SINA’s VIEs have routinely received licenses necessary to operate their businesses, SINA has never received any indication from any PRC oversight or regulatory bodies that they might consider to withdraw or invalidate any of such licenses due to the adoption of VIE contractual arrangements and SINA is not aware of any existing PRC law, or any regulation of any PRC oversight or regulatory bodies, that suggests that SINA’s businesses, including those of its VIEs, are not in full compliance with PRC requirements.  Accordingly, SINA believes that its decision to consolidate involved very little judgment in the sense of the term as used in the context of disclosure requirements regarding critical accounting policies.

Although, as the Staff is aware, SINA has provided disclosure in the Form 20-F of the various key PRC laws, regulations and regulatory bodies that affect SINA’s business, including the VIEs, for the reasons discussed above, SINA has concluded that the consolidation of its VIEs does not warrant disclosure as a critical accounting policy.  SINA will consider whether the decision to consolidate its VIEs should be included as a critical accounting policy in future filings, with disclosure along the lines suggested by the Staff, in the event that there are any future changes or developments in PRC laws or regulations that suggest that such consideration would be advisable.

Operating Results, page 56

3.                                      We note from your disclosures on page 50 that your advertising revenues may be impacted by your ability to attract a larger audience to your network and your ability to attract new advertisers and increase the average spending of your existing advertisers.  Considering the apparent correlation between your user base and advertising revenues, tell us your consideration to include a quantified discussion regarding the changes in your user base and explain the relationship of this metric to the changes in your advertising revenues.  In addition, tell us how you considered disclosing the number of advertisers during each period and the average spend per advertiser.  We refer you to Item 5.A.1 of Form 20-F, SEC Release 33- 8350 and Section III.D of SEC Release 33-6835.

SINA respectfully submits that its advertising revenues are derived principally from online brand advertising and, to a lesser extent, sponsorship arrangements.  SINA believes that the expansion of its user base will increase its brand and media influence in the marketplace, as well as the overall attractiveness of SINA’s network to advertisers and, therefore, indirectly contribute to SINA’s revenue growth.  The majority of SINA’s advertising revenues are priced based on the duration of the advertisement placement, and there is no direct correlation between advertising revenues and user base, or user traffic, in general.  Unlike performance-based advertisement, which is highly correlated with user traffic, time-based brand advertisement is impacted more from the perception of brand and media influence in the marketplace.

In addition, SINA respectfully submits that user traffic on SINA’s websites is significant, user log-in is not required, and users may access SINA’s content from many sources, including PC portal, mobile portal and mobile clients.  For these reasons, the number of users that visit its portal cannot be accurately determined.  The industry for internet user traffic tracking in China, in general, is still relatively under-developed.  Since there is no standardization of measurement methodology for tracking internet user traffic, user traffic statistics between companies are usually not comparable.

For the reasons stated above, SINA does not consider a quantified discussion regarding its user base to be necessary to an understanding of changes in advertising revenues.

From 2009 to 2010, SINA’s advertising revenues grew 28%, while the number of its advertisers declined 31% and revenues per advertiser grew 86%.  SINA respectfully submits that the number of advertisers and the average spending per advertiser in 2010 were not meaningful metrics when compared to those of 2009, due to reasons such as the spinoff of SINA’s real estate advertising business in late 2009, as well as the occurrences of several major international events, including the World Cup, World Expo and Asian Games, in 2010.  SINA will disclose the percentage changes in the number of advertisers and the average spending per advertiser in future filings if such metrics show strong correlation to its revenue changes.

4.                                      In your response to comment 3 in your letter dated January 29, 2009, you indicated you would provide additional disclosure in future filings that quantified the impact an increase in rebates to your largest advertising agencies would have on your revenue growth, however, it appears that you have not provided such disclosure.  Considering the significance of rebates to total advertising revenues, tell us why you have not included this discussion as previously indicated.  In this regard, as noted in our prior comment, it appears that your current disclosures do not provide investors much insight into the trends and uncertainties of these rebates and their impact on your revenues.  We refer you to SEC Release 33-8350.

SINA respectfully submits that, in its letter to the Staff dated January 29, 2009, SINA stated that it will “address the effect of sales rebates … to the extent they are a material component in the year to year change and will disclose potential trends and challenges posed by sales rebates if any material trend develops.”  However, from 2009 to 2010, the amount of sales rebates SINA paid to advertising agencies as a percentage of advertising revenues fluctuated within a one percent variance and, in SINA’s view, did not rise to a material level nor represent a material trend requiring disclosure.  SINA respectfully advises the Staff that, if sales rebates become a material component in the year to year comparison or if any material trend develops in future periods, it will address the effect of sales rebates, as well as potential trends and challenges, in future filings.

5.                                      In addition, tell us the amount of sales rebates for each period presented and explain any material fluctuations between years.  Also, tell us your consideration to include a discussion of the impact sales rebates have had on your historical advertising revenues for each period presented.  In this regard, we note your response to comment 2 in your letter dated February 18, 2009, where you indicated that the company believed information regarding advertising sales rebates was “highly competitively sensitive information.”  However, we further note that several of your named competitors disclose advertising agency commissions paid and the impact of such commissions on their advertising revenues.  Explain further why you believe this is sensitive information or tell us your consideration to include such disclosures in future filings.

As mentioned in response to the Comment 4 above, from 2009 to 2010, the amount of sales rebates SINA paid to advertising agencies as a percentage of advertising revenues fluctuated within a one percent variance and, therefore, SINA respectfully submits that it does not consider the information to be necessary to an understanding of changes in advertising revenues.

SINA continues to believe that the amount of sales rebates for each historical period is highly competitively sensitive information and disclosure of such information is not necessary for the protection of investors, unless there is significant variation from year to year, for the following reasons:

•                  The amount of sales rebates varies based on the industry, size, geographical location and length of the relationship of advertisers.  Disclosing the amount of sales rebate will greatly reduce the bargaining power of SINA to negotiate contracts with its advertisers.

•                  SINA has a number of different business lines within its advertising and non-advertising businesses and, therefore, many competitors are named in the Form 20-F.  However, as a portal with advertising revenues deriving principally from brand advertisement on multiple content channels, SINA considers its main competitors to be Sohu.com Inc., NetEase.com, Inc. and Tom Online Inc., none of which discloses the amount of sales rebates relating to their advertising businesses.  Disclosing this information alone will put SINA in a competitively disadvantageous position compared to its main competitors.

SINA will disclose the amount of sales rebates for each period presented and explain any fluctuations between years if such fluctuations become material in future filings.

6.                                      You state on page 57 that the policy changes made by the operators in China have significantly reduced your ability to acquire new MVAS subscribers and increased the churn rate of your existing monthly MVAS subscribers.  To the extent that the number of subscribers and churn rates are key indicators used by management in monitoring your MVAS business, tell us how you considered disclosing the number of MVAS subscribers at each period end date, including a breakdown of new versus existing subscribers and tell us your consideration to disclose the churn rate for each period presented.  If you do not believe these are key metrics, then please explain why.  We refer you to Item 5.A.1 of Form 20-F, SEC Release 33- 8350 and Section III.D of SEC Release 33-6835.

SINA respectfully submits that its monthly MVAS subscribers generated less than 3% of SINA’s total revenues (or 14% of MVAS revenues) in 2010.  All other MVAS revenues were attributable to one-time purchases of MVAS.  While the metrics of monthly subscribers and churn rate have been impacted by the various policy changes, as discussed in the Form 20-F, the policy changes have also impacted SINA’s overall MVAS business, not just with respect to the number of subscribers and the churn rate.  Therefore, in light of the magnitude of their contribution to overall MVAS revenues, SINA does not believe that the number of monthly MVAS subscribers and the churn rate of these MVAS subscribers are key indicators in monitoring SINA’s MVAS business or that separate disclosure of such information is necessary for an understanding of changes to MVAS revenues.  In other words, the driver of the MVAS revenues is less dependent on existing subscribers and more dependent on the current operator policy and regulatory environment, which dictate the channel and product promotions that may be carried out to acquire new MVAS subscribers.  For this reason, SINA has disclosed at length any significant changes in operator policy and regulatory environment for the reported periods.

Liquidity and Capital Resources, page 62

7.                                      We note your disclosure on page F-29 regarding the restrictions placed on your PRC subsidiaries and VIEs as it relates to their ability to pay dividends to the company and their requirement to set aside profits for statutory reserves.  Please expand your liquidity disclosures in future filings to include a discussion regarding these restrictions and disclose in quantified terms the amount of net assets of your PRC subsidiaries and VIEs that are currently restricted and not available for distribution to the company and the amounts that are free of restriction.

In response to the Staff’s comment, SINA will include the following disclosure in future filings, as applicable:

“We depend on dividend payments from our subsidiaries in China after they receive payments from our VIEs in China under various services and other arrangements.  Under PRC law, our subsidiaries are only permitted to pay dividends to us out of their distributable earnings, if any, as determined in accordance with PRC accounting standards.  Moreover, our Chinese subsidiaries and VIEs are required to set aside at least 10% of their respective after-tax profit each year, if any, to fund certain mandated reserve funds, unless these reserves have reached 50% of their registered capital.  As a result of these and other restrictions under PRC laws and regulations, our Chinese subsidiaries and VIEs are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion amounted to approximately $15.4 million, or 1% of the Company’s total consolidated net assets, as of December 31, 2010.”

Also, tell us and disclose any significant differences between accumulated profits as calculated pursuant to PRC accounting standards and regulations as compared to accumulated profits as presented in your financial statements.

SINA respectfully submits that the primary difference between after-tax profits/losses as calculated under PRC accounting standards and US GAAP is that share-based compensation expenses and intangible assets amortization expenses are required to be pushed down to a company’s subsidiaries and VIEs under US GAAP, which is not required under PRC accounting standards.  SINA also respectfully submits that SINA is not required to prepare stand-alone financial statements under US GAAP for its individual subsidiaries and VIEs and the above-mentioned US GAAP adjustments are recorded at a consolidated level.  Accordingly, the specific quantification of the GAAP differences at the individual PRC entity level (i.e. the amount of share-based compensation expenses and intangible assets amortization expenses being pushed down) is not available.

In response to the Staff’s comment, SINA will include the following disclosure in future filings, as applicable:

“For PRC subsidiaries with after-tax profits for the periods presented, the difference between after-tax profits as calculated under PRC accounting standards and US GAAP relates primarily to share-based compensation expenses and intangible assets amortization expenses, which are not pushed down to SINA’s subsidiaries and VIEs under PRC accounting standards.”

In addition, we note from your risk factor disclosures on page 24 that the Chinese government imposes controls on the convertibility of the RMB into foreign currencies and the remittance of currency out of China in certain cases, which may restrict your PRC subsidiaries and consolidated affiliated entities from remitting sufficient foreign currency to pay dividends to the company.  Please revise your disclosures to explain what impact such restrictions may have on the flow of cash from your PRC entities and how this may impact your operations and liquidity.  Please include in your response your proposed revised disclosure.  We refer you to Item 5.B.1.(b) of Form 20-F.

Although the length of time to convert the RMB into foreign currencies or remit currency out of China can be time-consuming and sometimes unpredictable, SINA has never failed to receive approval for converting the RMB into foreign currencies or the remittance of foreign currency out of China.  However, in theory convertibility still constitutes a potential risk and, in response to the Staff’s comment, SINA will include the following disclosure in the “Liquidity and Capital Resources” section in future filings:

“Because a significant amount of our future revenues may be in the form of Chinese RMB, our inability to obtain the requisite approvals for converting RMB into foreign currencies or remitting foreign currency out of China, any delays in receiving such approvals or any future restrictions on currency exchanges could limit our ability to utilize revenue generated in Chinese RMB to fund our business activities outside China, or to repay non-RMB-denominated obligations, including our debt obligations, which could have a material adverse affect on our financial condition, results of operations and liquidity.”

Item 18. Financial Statements

Notes to Consolidated Financial Statements

Note 2. Significant Accounting Policies

Consolidation, page F-7

8.                                      We note your disclosures on page F-7 regarding the total assets and total liabilities of your consolidated VIEs.  Tell us your consideration to also include quantitative information regarding the company’s involvement with each of your VIEs in terms of revenues, costs and income.  We refer you to ASC 810-10-50-2AA.

SINA respectfully submits that all of its VIEs are fully controlled by SINA and SINA is subject/entitled to 100% of the risks and rewards of the VIEs.  In addition, SINA also has the right to change any of the inter-company revenues, costs and income between the VIEs and SINA’s wholly owned subsidiaries.  In any event, all significant inter-company balances and transactions are eliminated upon consolidation.  As stated above, SINA has had over 11 years of VIE operational experience in China and has received no indication from the Chinese government that its current VIE structure cannot continue to operate in China.  Therefore, SINA respectfully submits that such information is not material to investors.

9.                                      Please tell us how your footnote disclosures address the types and nature of the risks associated with the contractual arrangements with your VIEs and the potential impact on your operations.  For example, we note your risk factor disclosures beginning on page 16 regarding the risks involved in conducting your operations through contractual arrangements and the uncertainties in the PRC legal system should you need to enforce such arrangements.  Tell us how you considered including a discussion of such risks in your financial statement footnote disclosures pursuant to ASC

810-10-50-2.

SINA respectfully submits that the possibilities are remote that any oversight or regulatory bodies in the PRC would (i) question the enforceability of SINA’s VIE agreements in any way, and in particular with regard to SINA’s ability to control the VIEs and to receive all of their net income, or (ii) by extension, prohibit the VIEs from operating in the businesses for which they are licensed to operate.  SINA’s VIEs have routinely received licenses necessary to operate their businesses, SINA has never received any indication from any PRC oversight or regulatory bodies that they might consider to withdraw or invalidate any of such licenses due to the adoption of VIE contractual arrangements and SINA is not aware of any existing PRC law, or any regulation of any PRC oversight or regulatory bodies, that suggests that SINA’s businesses, including those of its VIEs, are not in full compliance with PRC requirements.

In response to the Staff’s comment, SINA will include the following disclosure in its financial statements in future filings:

“The Company believes that the contractual arrangements among its VIEs, subsidiaries and certain employees of the Company are in compliance with current PRC laws and legally enforceable.  However, uncertainties in the interpretation and enforcement of the PRC laws, regulations and policies could limit the Company’s ability to enforce these contractual arrangements.

The Company’s ability to control its VIEs also depends on the authorization by the shareholders of the VIEs to exercise voting rights on all matters requiring shareholder approval in the VIEs.  The Company believes that the power of attorney provided by the shareholders of the VIEs is legally enforceable.

In addition, if the legal structure and contractual arrangements with its VIEs were found to be in violation of any future PRC laws and regulations, the Company may be subject to fines or other actions.  The Company does not believe that any penalties imposed or actions taken by the PRC government would result in the liquidation of the Company, its subsidiaries or VIEs.

The Company believes the possibility that it will no longer be able to control and consolidate its VIEs or that a loss will occur as a result of the aforementioned risks and uncertainties is remote.”

10.                               We note your general discussion on page 75 of the various contractual agreements between the company and your VIEs.  Tell us how you considered including a more detailed discussion of your VIE agreements (i.e. Business Cooperation Agreement, Technical Services Agreement, E-commerce Cooperation Agreement, Advertising Publication and Cooperation Agreement, Share Pledge Agreements, etc.).  In this regard, including footnote disclosures regarding the specific terms of the agreements considered in your consolidation analysis, such as the length of the contract, the remaining term of the arrangement, renewal provisions, penalty provisions, etc., would provide investors with a better understanding as to why you believe you are the primary beneficiary of these entities and how you concluded that it is appropriate to consolidate these entities.  In addition, explain further your reference to “substantially all net income of the VIE” in your consolidation footnote.  Please include your proposed revised disclosure in your response.

SINA respectfully submits that, in addition to providing additional footnote disclosure related to the types and nature of the risks associated with the contractual arrangements with its VIEs as stated in response to the Comment 9 above, SINA will include the following summary in future filings.:

“The following is a summary of the VIE agreements:

Exclusive Technical Consulting Services Agreements

Under the exclusive technical consulting services agreements between the Company and its VIEs, the Company has the exclusive right to provide to its VIEs technical consulting and other services related to their business operations. The Company’s wholly owned subsidiary owns the intellectual property rights developed by the VIEs in the performance of the agreements.  The VIEs pay to the Company’s subsidiary service fees, which are agreed between both parties.  These service fees are eliminated upon consolidation.  The agreements are effective for one year and renewed annually.  The agreements could be terminated if any one of the parties violated the contract terms and such violation is not rectified within 30 days of a written notice.

Share Pledge Agreement

Under the share pledge agreement between the Company’s wholly owned subsidiary and the shareholders of the VIEs, the shareholders of the VIEs have pledged all of their respective shares in the VIEs and all other rights relevant to the share rights as a collateral security for their obligation to pay off all debts to the Company’s subsidiary under the loan agreements and for the payment by the VIEs under the exclusive technical consulting services agreements. The shareholders of the VIEs also entered into an agreement to authorize the Company’s subsidiary to exercise shareholders’ voting power and, if the shareholders of the VIEs breach the agreement, pay liquidated damages.

Loan Agreements

The Company and its subsidiary have granted interest-free loans to the shareholders of the VIEs with the sole purpose of providing funds necessary for the capital injection of the VIEs. The term of loan is 10 years and the Company has the right to, at its own discretion, shorten or extend the term of loan if necessary. These loans are eliminated with the capital of the VIEs during consolidation.”

The term “substantially all” means that SINA is entitled to up to 100% of the net income of the VIEs.

Revenue Recognition, page F-10

11.                               We note that advertising arrangements involving multiple deliverables are broken down into single-element arrangements based on their relative fair value for revenue recognition purposes.  Please tell us what percentages of your arrangements have multiple elements.  Please describe the various elements included in a typical multiple element advertising arrangement and explain further how you determine fair value for each element.  Also, tell us your consideration to include a discussion of the methodologies used to establish fair value in your financial statement footnote disclosures.

SINA respectfully submits that the majority of its advertising revenues with multiple-element arrangements are delivered in the same accounting period or have all of the elements delivered in the same pattern with revenues recognized ratably over the contract period.  In accounting for multiple-element arrangements that have different delivery patterns, SINA determines the fair value of each element of deliverable based on vendor-specific objective evidence.   In 2010, only less than 2% of SINA’s total revenues or 2% of SINA’s advertising revenues had multiple-element arrangements that spanned into 2011 and had a different delivery pattern.  As a result, SINA respectfully submits that it considers the impact of determining fair value for each element of multiple-element arrangements to the financial statements is insignificant and, therefore, believes the existing discussion of revenue recognition policy on multiple-element arrangements to be sufficient.

Cost of Revenues, page F-12

12.                               We note that cost of revenues includes fees paid to third parties for content.  Please describe further the type of content purchased.  Also, tell us how you account for your content costs and cite the specific accounting guidance relied upon.  In addition, tell us the amount of content costs incurred for each period presented.

SINA respectfully submits that its purchased content includes written articles, photos, news and sports videos, content for mobile value added services and, to a lesser extent, long-form videos, such as TV series, documentaries and movies.  Content costs in 2008, 2009 and 2010 totaled $23.2 million, $20.0 million and $25.6 million, representing approximately 6% of SINA’s total revenues in each respective year.  Content costs are usually amortized on a straight line basis over the term of the agreement, unless certain non-upfront content cost is tied directly to revenues, in which case the liabilities and related expenses of these content costs are recognized when the related revenues are recorded.  Long-form video content constituted from 3% to 9% of SINA’s total content costs from 2008 to 2010, with 2010 having the highest percentage.  SINA amortized content costs for long-form videos over the term of the agreement, the weighted average of which in 2010 was two years.

The straight-line amortization method is used for recognizing content costs as the different types of content are expected to generate similar revenues.  SINA considers the straight-line amortization method to be consistent with the “systematic and rational” principle in accordance with Recognition, Matching, and Allocation principles at paragraph 143 to 152 of FASB Concept Statement No. 6, Elements of Financial Statements.  SINA respectfully advises the Staff that, if long-form video content becomes a material component in the year to year comparison or if any material trend develops in future periods, SINA will reassess the effectiveness of these content and accounting policies applied, and address the effect of such, in future filings.

Note 3.  Equity Investment

Equity Investment in CRIC, page F-15

13.                               Explain further how you determined the fair values for the company’s 66% equity interest in COHT and the License Agreements granted in connection with the CRIC transaction.  Please describe the methodologies and significant assumptions used in your valuation analysis for each.  Also, please cite the specific guidance you considered in accounting for this transaction.

The methodologies and significant assumptions relating to the fair value of SINA’s 66% equity interest in COHT:

SINA respectfully submits that it uses the discounted cash flow method under the income approach to determine the fair value of its 66% equity interest in COHT. Significant assumptions include the projection of future operating performance (such as forecasting future revenues, expenses, working capital requirements, capital expenditure movement and tax effect), weighted average cost of capital and excess cash.

The methodologies and significant assumptions relating to the fair value of the License Agreements:

SINA respectfully submits that it uses the multi-period excess earnings method and the incremental cash flow method, both under the income approach, to determine the fair value of the License Agreements. Significant assumptions include revenue attributable to the License Agreements, earnings before income taxes with and without the License Agreements, the discount rate, remaining useful life, contributory asset charge rates of other assets (such as working capital, fixed assets and assembled workforce), and tax amortization benefit.

The specific guidance you considered in accounting for this transaction:

1)     Nonmonetary transaction

SINA has considered FASB ASC 845-10 “Exchanges of Nonmonetary Assets,” which requires the assets exchanged to be based on fair value unless one of the three conditions is met: (1) the fair value of the asset relinquished or received cannot be determined (within reasonable limits), (2) there is an exchange of inventory for inventory that will be sold in the same line of business to facilitate sales to customers, or (3) the transaction lacks commercial substance.  SINA has determined that none of the above three conditions exists. In addition, SINA has considered ASC 845-10-S99-3, which provides that “the SEC staff requires registrants to account for the exchange of consolidated businesses, even if in the same line of business, as a fair value transaction under the guidance of Topic 805. The SEC staff believes that Topic governs the acquisition of a consolidated business when acquired for nonmonetary assets, including equity method investments.”

As a result, SINA accounts this transaction based on the fair value.

2)     Disposal of subsidiary

SINA has considered FASB ASC 810-10-40-5, which states:

“If a parent deconsolidates a subsidiary or derecognizes a group of assets through a nonreciprocal transfer to owners, such as a spinoff, the accounting guidance in Subtopic 845-10 applies. Otherwise, a parent shall account for the deconsolidation of a subsidiary or derecognition of a group of assets specified in paragraph 810-10-40-3A by recognizing a gain or loss in net income attributable to the parent, measured as the difference between:

a. The aggregate of all of the following:

1.  The fair value of any consideration received

2.  The fair value of any retained noncontrolling investment in the former subsidiary or group of assets at the date the subsidiary is deconsolidated or the group of assets is derecognized

3.  The carrying amount of any noncontrolling interest in the former subsidiary (including any accumulated other comprehensive income attributable to the noncontrolling interest) at the date the subsidiary is deconsolidated.

b. The carrying amount of the former subsidiary’s assets and liabilities or the carrying amount of the group of assets.”

As a result, the difference between the fair value of SINA’s 66% equity interest in COHT and SINA’s share of the carrying value of the net assets of COHT on CRIC’s IPO date was recognized as a one-time gain for the year ended December 31, 2009.

Note 16.  Commitments and Contingencies, page F-30

14.                               You state that as of December 31, 2010, to the company’s knowledge there were no legal or arbitration proceedings that may have significant effects on your financial position or profitability.  Please clarify what you mean by “significant effects” and tell us how you determined whether such matters are material to all of your financial statements.  Also, clarify whether your disclosure took into consideration all claims, lawsuits, investigations and proceedings, including unasserted claims, which are probable of being asserted.  In addition, if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, in your next periodic filing, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made.  Please include your proposed disclosures in your response.  We refer to ASC 450-20-50.

The Company respectfully advises the Staff that “significant effects” means that such proceeding did result in or was likely to result in a material change to the Company’s financial position or results of operations.  In order to make the statement referred to by the Staff, the Company confirms that it examined all claims, lawsuits, investigations and proceedings, including unasserted claims that were probable to be asserted, individually and took into account the nature of the proceeding, the likelihood of an unfavorable outcome and the potential losses in the event of an unfavorable outcome.  For each of the claims, lawsuits, investigations and proceedings that had a reasonable possibility of resulting in liability or other negative impact on the Company,  the Company measured the potential losses or negative impact and concluded that the estimated potential losses or negative impact were, on both an individual and collective basis, immaterial.

The Company confirms that, in future filings, if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, the Company will disclose either an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made.

Also in future filings, the Company will replace the phrase “there are no legal or arbitration proceedings that have had in the recent past, or to the Company’s knowledge, may have significant effects on the Company’s financial position or profitability” with “there are no claims, lawsuits, investigations and proceedings, including unasserted claims that are probable to be asserted, that have in the recent past had, or to the Company’s knowledge, are likely to have, a material change on the Company’s financial position or results of operations or cash flow.”

* * * * *

Finally, as requested by the Staff, attached is the written acknowledgement of the Company regarding the disclosure in its filings.

Should you have any questions or additional comments concerning the foregoing, please contact me by telephone at +86-10-5922-8002 (office) or by facsimile at +86-10-6563-6002.  Thank you.

Sincerely,

/s/ Alan D. Seem
Alan D. Seem

cc:	Charles Chao (President and Chief Executive Officer, SINA Corporation)

Herman Yu (Chief Financial Officer, SINA Corporation)

[Letterhead of SINA Corporation]

In connection with the response to the comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in its letter dated September 13, 2011, SINA Corporation (the “Company”) acknowledges that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                                          the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Herman Yu

Herman Yu

Chief Financial Officer